

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3720</u>

May 19, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re:** **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed on February 27, 2009, amended on April 29, 2009**
> **File No. 1-33982**
>
> **Supplemental Response provided on May 13, 2009**

Dear Mr. Maffei:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: <u>via facsimile</u>
Renee L. Wilm, Esq.
212-259-2503